January 6, 2022

Via Edgar

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re	NatWest Group plc Registration Statement on Form F-3, filed on December 22, 2021 (File No. 333-261837)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NatWest Group plc hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 10:00 a.m. Eastern Daylight Time, on January 11, 2022, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Reuven B. Young at Davis Polk & Wardwell London LLP at +44-20-7418-1300.

Sincerely, NatWest Group plc

By:	/s/ Donal Quaid
Name: Donal Quaid
Title: Authorized Signatory

cc:  Reuven B. Young

(Davis Polk & Wardwell London LLP)